UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-08207

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Home Depot FutureBuilder for Puerto Rico

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Home Depot, Inc.

2455 Paces Ferry Road

Atlanta, Georgia 30339

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Report of Independent Registered Public Accounting Firm

The Administrative Committee

The Home Depot FutureBuilder for Puerto Rico:

We have audited the accompanying statements of net assets available for benefits of The Home Depot FutureBuilder for Puerto Rico (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s Administrative Committee. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Atlanta, Georgia

June 25, 2010

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets:
Plan’s interest in Master Trust, at fair value	$5,834,977	$4,163,589
Participant loans	1,013,761	842,526

Receivables:
Participant contributions receivable	15,256	—
Employer contributions receivable	10,216	—

Total receivables	25,472	—

Net assets available for benefits before adjustments	6,874,210	5,006,115

Adjustment from fair value to contract value for Plan’s interest in Master Trust from fully benefit-responsive investment contracts	113,218	228,714

Net assets available for benefits	$6,987,428	$5,234,829

See accompanying notes to financial statements.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2009 and 2008

	2009	2008

Investment income (loss):
Plan’s interest in income (loss) of Master Trust	$782,355	$(638,337)
Interest from participant loans	48,852	58,845

Total investment income (loss)	831,207	(579,492)

Contributions:
Participants	858,258	826,623
Employer	566,576	553,486

Total contributions	1,424,834	1,380,109

	2,256,041	800,617

Deductions from net assets attributed to:
Benefits paid to participants	475,407	722,136
Administrative expenses	28,035	23,622

Total deductions	503,442	745,758

Net increase	1,752,599	54,859

Net assets available for benefits:
Beginning of year	5,234,829	5,179,970

End of year	$6,987,428	$5,234,829

See accompanying notes to financial statements.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Notes to Financial Statements

December 31, 2009 and 2008

(1)	Description of the Plan

The following is a brief description of The Home Depot FutureBuilder for Puerto Rico (the Plan). Participants should refer to the plan document or the summary plan description for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution retirement plan covering substantially all associates of Home Depot Puerto Rico, Inc. (the Company) working and residing in Puerto Rico. The Company is a wholly-owned subsidiary of Home Depot PR Holdings, Inc., which is owned by Home Depot International, Inc. (HDI). HDI is, in turn, a wholly-owned subsidiary of The Home Depot, Inc. (the Parent Company).

Associates are eligible to participate in the Plan for purposes of making before-tax contributions after completing 90 days of service. Participants are eligible for the Company’s matching contributions, and temporary associates are eligible to make before-tax contributions, on the first day of the calendar quarter (January 1, April 1, July 1, and October 1) coincident with or following the completion of 12 months of service and 1,000 hours. The Plan excludes leased associates, associates who are not bona fide residents of Puerto Rico, and associates covered by a collective bargaining agreement, unless the terms of the collective bargaining agreement require that the associate be eligible to participate in the Plan. The Plan is intended to qualify under Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994, as amended (PRIRC). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA), excluding provisions of ERISA applicable only to plans qualified under Section 401(a) of the U.S. Internal Revenue Code. The Plan is administered by the Administrative Committee, the members of which are officers of Home Depot U.S.A., Inc., a wholly-owned subsidiary of the Parent Company. Banco Popular de Puerto Rico is the trustee of the Plan.

(b)	Contributions

Participants may contribute up to 50% of annual compensation, as defined in the Plan, on a pretax basis subject to regulatory limitations, and participants age 50 or older can make catch-up contributions to the Plan. Participants may also contribute amounts representing eligible rollover distributions from other retirement plans qualified under Section 1165(a) of the PRIRC. The Company provides matching contributions of 150% of the first 1% of eligible compensation contributed by a participant and 50% of the next 2% to 5% of eligible compensation contributed by a participant beginning on the first day of the calendar quarter following the completion of 12 months of service and 1,000 hours. Additional amounts may be contributed at the option of the Administrative Committee.

The default for investment of the Company’s matching contribution if no direction is given is the participant’s current investment election with respect to before-tax contributions. If the participant has made no affirmative investment election with respect to before-tax contributions, the default was the BlackRock Balanced Fund (formerly Barclays Global Investors (BGI) Balanced Fund) prior to November 6, 2008 and the appropriate LifePath Fund based on the participant’s age effective on and after November 6, 2008.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Notes to Financial Statements

December 31, 2009 and 2008

(c)	Participant Accounts

The Plan maintains a separate account for each participant, to which contributions and investment performance are allocated.

(d)	Vesting

Participants are immediately vested in their contributions and net value changes thereon. Vesting in the Company’s matching and discretionary contributions and net value changes thereon is generally based on years of vesting service. A participant is cliff vested 100% after three years of vesting service. A participant becomes 100% vested in the Company’s matching and discretionary contributions and net value changes thereon upon death, attaining age 65 while still employed, total or permanent disability, or if the Plan is terminated.

Each participant who completes an hour of service on or after January 1, 2010 becomes 100% vested in the Company’s matching contributions upon completing five years of employment if such event precedes the vesting dates above.

(e)	Distributions

Upon death, disability, or termination of service for any other reason, hardship, or attaining age 59 1/2, participants or beneficiaries may elect to receive a lump-sum payment of their vested account balance at fair value on the date of distribution in the form of cash or Parent Company stock in accordance with the terms of the Plan.

(f)	Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus the highest outstanding loan balance in the preceding 12 months or 50% of their total vested account balance. Loan terms range from one to four years. The loans bear interest at a rate equal to the prime rate plus 1% at the time of the loan. Participant loans are carried at amortized cost.

(g)	Forfeited Accounts

Forfeited nonvested account balances are used to pay Plan expenses or reduce future employer contributions. In 2009 and 2008, employer contributions were reduced by forfeitures of $9,785 and $10,873, respectively.

(h)	Administrative Expenses

Certain administrative expenses of the Plan may be paid by the Company. These costs include legal, accounting and certain administrative fees. Expenses paid by the Plan include all administrative costs not paid by the Company.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Notes to Financial Statements

December 31, 2009 and 2008

(2)	Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Plan in preparing its financial statements.

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. The Plan evaluated subsequent events and transactions for potential recognition in the financial statements through the date the financial statements were issued.

(b)	Investment Valuation and Income Recognition

Shares of registered investment companies and the TimesSquare Mid-Cap Growth Strategy Fund and the Schwab Personal Choice Retirement Account (PCRA) are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The JP Morgan Stable Value Fund is valued as described below. All other investments in units of collective trusts are valued at the respective net asset values as reported by such trusts. The Parent Company common stock is valued at its quoted market price as obtained from the New York Stock Exchange. Securities transactions are accounted for on the trade date.

The JP Morgan Stable Value Fund invests primarily in guaranteed investment contracts and synthetic investment contracts with insurance companies which are fully benefit-responsive. These investments are presented at the fair value of units held by the Plan as of December 31 in the Statements of Net Assets Available for Benefits including separate disclosure of the adjustment to contract value, which is equal to principal balance plus accrued interest. As provided in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 962 (formerly known as Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”), an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using the market approach discounting methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period-end. Additional information on the JP Morgan Stable Value Fund is discussed in Note 3.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan’s investments include funds, which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market, credit, and individual country and currency risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements and supplemental schedule.

(c)	Payment of Benefits

Benefits are recorded when paid.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Notes to Financial Statements

December 31, 2009 and 2008

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Administrative Committee of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(e)	Fair Value of Financial Instruments

The Plan’s investments are stated at fair value, with the exception of the Plan’s fully benefit-responsive investment contracts which, though stated at fair value, are adjusted to contract value within the Statements of Net Assets Available for Benefits. In addition, the carrying amount of receivables and liabilities is a reasonable approximation of the fair value due to the short-term nature of these instruments.

(f)	Reclassifications

Certain amounts in the prior year have been reclassified to conform to the current period financial statement presentation. These reclassifications have no effect on previously reported net assets available for benefits.

(3)	JP Morgan Stable Value Fund

The Plan invests in a separate account, the JP Morgan Stable Value Fund (the Fund), which owns fully benefit-responsive investment contracts. As a result of ASC 962, the Plan’s investment in the Fund is presented at fair value in the Statements of Net Assets Available for Benefits with an adjustment from fair value to contract value of $113,218 and $228,714 as of December 31, 2009 and 2008, respectively. The fair value of the Fund as of December 31, 2009 and 2008 was $2,390,567 and $1,843,459, respectively. The fair value of the Fund equals the total of the fair value of the underlying assets plus the fair value of the wrap contract, which is calculated using the market approach discounting methodology, which incorporates the difference between current market level rates for the contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of year end.

A synthetic guaranteed investment contract (GIC), also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution, designed to provide a contract value “wrapper” around a portfolio of bonds or other fixed income securities that are owned by the Fund. The assets underlying the Fund’s wrap contracts are units of fixed income collective investment trusts (Aegon, Bank of America, Royal Bank of Canada and State Street Bank with credit ratings of AA-, A+, AA- and AA-, respectively). The wrap contracts are obligated to provide an interest rate not less than zero. These contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the Fund, but rather are amortized, over the duration of the underlying assets, through adjustments to the future interest crediting rate. The issuer guarantees that all qualified participant withdrawals will occur at contract value.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Notes to Financial Statements

December 31, 2009 and 2008

The Plan’s interest in the underlying fixed income collective investment trusts in which the Fund invests is calculated by applying the Fund’s ownership percentage in these underlying fixed income collective investment trusts to the total fair value of the underlying fixed income collective investment trusts. The underlying assets owned by the Fund consist primarily of readily marketable fixed income securities with quoted market prices.

The interest crediting rate is determined quarterly and is primarily based on the current yield to maturity of the covered investments, plus or minus amortization of the difference between the market value and the contract value of the covered investments over the duration of the covered investments at the time of computation. There is no relationship between future crediting rates and the adjustments to contract value reported in the Statements of Net Assets Available for Benefits.

The average market yield of the Fund for the years ended December 31, 2009 and 2008 was 3.42% and 5.48%, respectively. The average yield earned by the Fund that reflects the actual interest credited to participants for the years ended December 31, 2009 and 2008 was 2.27% and 3.27%, respectively.

(4)	Puerto Rico Income Taxes

The Puerto Rico Department of the Treasury has determined and informed the Company by letters dated January 4, 1999 and April 13, 2005, that the Plan is designed in accordance with applicable sections of the PRIRC. The Plan has been amended since receiving the last determination letter. However, the Administrative Committee of the Plan believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the PRIRC.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan. In the event the Plan is terminated, participants will become 100% vested in their accounts.

(6)	Investments

The Plan’s assets are invested in a Master Trust administered by The Northern Trust Company as more fully described in Note 7. Plan participants may direct the investment of their accounts on a daily basis in a number of investment options available under the Plan. A description of the assets and the Plan’s investment options follows:

•	The Home Depot, Inc. Common Stock Fund – Fund invests in common stock of The Home Depot, Inc. Effective September 17, 2008, this fund was frozen with respect to new contributions.

•	JP Morgan Stable Value Fund – Fund is a separate account that invests in high quality fixed income securities.

•	TimesSquare Mid-Cap Growth Strategy Fund – Fund is a separate account that invests in common and preferred stock of U.S. mid-sized companies that display strong growth prospects.

•

CRM Mid-Cap Value Fund – Fund invests in a registered investment company that seeks to achieve long-term capital appreciation by investing in the stocks of companies that are trading at a discount to the manager’s estimate of private-market value within the mid-cap value universe.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Notes to Financial Statements

December 31, 2009 and 2008

•	BlackRock Equity Index Fund – Fund is a collective trust that invests in the common stocks included in the Standard & Poor’s 500 Index.

•

Dodge & Cox Stock Fund – Fund invests in a registered investment company that invests in common stocks of companies that the fund’s managers believe to be temporarily undervalued by the stock market but have favorable long-term growth prospects.

•

Rainier Large-Cap Equity Fund – Fund invests in a registered investment company that looks to maximize long-term capital appreciation by investing in the common stock of large-cap and select mid-cap companies that the portfolio management team believes demonstrate the potential for superior earnings growth while trading at reasonable valuations.

•

Dodge & Cox International Stock Fund – Fund invests in a registered investment company that invests in a diversified portfolio of equity securities issued by non-U.S. companies to provide long-term growth.

•	TS&W Small-Cap Value Fund – Fund is a separate account that invests in common stocks of small companies that are believed to be undervalued relative to the market and industry peers.

•	Cadence Small-Cap Growth Fund – Fund is a separate account that invests in small-cap companies that exhibit an attractive combination of growth and value.

•	BlackRock LifePath Portfolios – Fund is a collective trust that invests in stocks, bonds and money market instruments.

•

BlackRock U.S. Debt Index Fund – Fund is a collective trust that invests in U.S. Treasury and federal agency bonds, corporate bonds, residential and commercial mortgage-backed securities and asset-backed securities.

•

BlackRock Balanced Fund – Fund is a synthetic fund that invests approximately 60% of assets in the BlackRock Equity Index Fund (which invests in equity securities – stocks) with the remainder of the fund in the BlackRock U.S. Debt Index Fund (which invests in fixed income securities – bonds).

•

Schwab PCRA – The brokerage window provides the freedom to invest in a wide range of investment choices, including no-load, no transaction-fee mutual funds, stocks listed on major exchanges, exchange-traded funds and individual bonds, certificates of deposit and other fixed income investments. The brokerage window was first offered as of September 17, 2008.

The Master Trust’s investments in collective trust funds are not subject to restrictions regarding redemptions and there are no unfunded commitments to the funds.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Notes to Financial Statements

December 31, 2009 and 2008

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2009 and 2008 are as follows:

	2009	2008
Plans’s interest in Master Trust	$5,834,977	$4,163,589

(7)	Investment in Master Trust

The assets of the Plan are invested in a Master Trust. At December 31, 2009 and 2008, the Plan’s interest in the net assets of the Master Trust was less than 1%, with The Home Depot FutureBuilder holding the remaining interest. Net assets, investment income (loss) and administrative expenses related to the Master Trust are allocated to the individual plans based upon actual activity for each of the plans.

The net assets of the Master Trust as of December 31, 2009 and 2008 are as follows:

	2009	2008
Assets:
Investments
The Home Depot, Inc. Common Stock Fund	$519,917,665	$474,421,344
Separate accounts	877,269,067	660,675,703
Collective trust funds	644,642,369	410,446,569
Registered investment funds	468,813,375	332,472,633
Brokerage window	22,808,509	6,328,356

Total investments	2,533,450,985	1,884,344,605

Receivables:
Due from broker	—	193,677
Other receivables	175,613	282,357

Total receivables	175,613	476,034

Total assets	2,533,626,598	1,884,820,639

Liabilities:
Accrued liabilities	1,156,027	887,723
Due to broker	1,031,119	—

Total liabilities	2,187,146	887,723

	2,531,439,452	1,883,932,916
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	16,089,729	38,373,404

Net assets	$2,547,529,181	$1,922,306,320

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Notes to Financial Statements

December 31, 2009 and 2008

Investment income (loss) for the Master Trust for the years ended December 31, 2009 and 2008 is as follows:

	2009	2008
Investment income (loss):
Net appreciation (depreciation) in fair value of investments:
The Home Depot, Inc. Common Stock Fund	$110,379,680	$(82,526,024)
Separate accounts	97,305,321	(121,161,528)
Collective trust funds	92,222,052	(121,384,778)
Registered investment funds	129,943,565	(273,389,536)
Brokerage window	3,743,799	(289,899)

Net appreciation (depreciation) in fair value of investments	433,594,417	(598,751,765)

Dividends and interest income	37,170,425	47,785,263

Total investment income (loss)	$470,764,842	$(550,966,502)

(8)	Fair Value Measurements

The fair value of an asset is considered to be the price at which the asset could be sold in an orderly transaction between unrelated knowledgeable and willing parties. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, rather than the amount that would be paid to settle the liability with the creditor. Assets and liabilities recorded at fair value are measured using a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1 - inputs use unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.

•

Level 2 - inputs use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

•	Level 3 - inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Notes to Financial Statements

December 31, 2009 and 2008

The following tables set forth by level within the fair value hierarchy the Master Trust’s investments measured at fair value on a recurring basis, as of December 31, 2009 and 2008. Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Investments at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
The Home Depot, Inc. Common Stock Fund	$519,917,665	$—	$—	$519,917,665
Separate accounts	425,195,042	452,074,025	—	877,269,067
Collective trust funds	—	644,642,369	—	644,642,369
Registered investment funds	468,813,375	—	—	468,813,375
Brokerage window	22,808,509	—	—	22,808,509

Total investments at fair value	$1,436,734,591	$1,096,716,394	$—	$2,533,450,985

	Investments at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
The Home Depot, Inc. Common Stock Fund	$474,421,344	$—	$—	$474,421,344
Separate accounts	222,795,434	437,880,269	—	660,675,703
Collective trust funds	—	410,446,569	—	410,446,569
Registered investment funds	332,472,633	—	—	332,472,633
Brokerage window	6,328,356	—	—	6,328,356

Total investments at fair value	$1,036,017,767	$848,326,838	$—	$1,884,344,605

The Plan’s interest in the Master Trust investment in the JP Morgan Stable Value Fund is the only separate account investment within Level 2. The fair value of units held in collective trust funds are based on their net asset values, as the Plan elected the practical expedient under the accounting guidance to measure the fair value of certain funds that use net asset value per unit. Net asset values are reported by the funds and are supported by the unit prices of actual purchases and sale transactions occurring as of or close to the financial statement date (level 2 inputs).

(9)	Related-Party Transactions

Certain Plan investments include shares of common stock issued by the Parent Company. At December 31, 2009 and 2008, the Plan held a combined total of 42,290 and 52,449 shares valued at approximately $28.93 and $23.02 per share, respectively. Additionally, dividends received by the Plan include dividends paid by the Parent Company totaling $40,154 and $49,794 for the years ended December 31, 2009 and 2008, respectively. These transactions constitute party-in-interest transactions, since the Parent Company is a member of a controlled group that includes the Plan Sponsor.

(10)	Plan Amendments and Other Plan Changes

The Plan was not amended during 2009 or 2008.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Notes to Financial Statements

December 31, 2009 and 2008

(11)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits as presented in these financial statements to the balance per Form 5500 as of December 31 (as expected to be filed for 2009 and as filed for 2008):

	2009	2008
Net assets available for plan benefits	$6,987,428	$5,234,829
Participant withdrawals payable	—	(3,625)
Adjustment from contract value to fair value for Plan’s interest in fully benefit-responsive investment contracts	(113,218)	(228,714)

Net assets available for plan benefits - Form 5500	$6,874,210	$5,002,490

The following is a reconciliation of changes in net assets available for plan benefits as presented in these financial statements and Form 5500 as of December 31 (as expected to be filed for 2009 and as filed for 2008):

	2009	2008
Increase in net assets per statement of changes in net assets available for plan benefits	$1,752,599	$54,859
Participant withdrawals payable, net	3,625	(3,625)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts, net	115,496	(218,757)

Net income (loss) - Part II Line K Form 5500	$1,871,720	$(167,523)

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of issue	Description of investment	Current value
* Plan’s interest in Master Trust, at fair value		$5,834,977
Participant loans	loans with interest rates generally ranging from 4.25% to 9.25% and maturity dates through January 16, 2014	1,013,761

Total		$6,848,738

*	Indicates party-in-interest included in the Master Trust.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Home Depot FutureBuilder for Puerto Rico

Date: June 24, 2010	By:	/s/ Richard I. Johnson
Richard I. Johnson
Member of The Home Depot
FutureBuilder for Puerto Rico
Administrative Committee

Date: June 24, 2010	By:	/s/ Timothy A. Hourigan
Timothy A. Hourigan
Member of The Home Depot
FutureBuilder for Puerto Rico
Administrative Committee

Date: June 22, 2010	By:	/s/ Dwaine A. Kimmet
Dwaine A. Kimmet
Member of The Home Depot
FutureBuilder for Puerto Rico
Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm